Sara Lee Corporation

Three First National Plaza

Chicago, Illinois 60602

April 26, 2004

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-0405

Re:	Sara Lee Corporation
Form 10-K, Filed September 3, 2004
Form 10-Q Filed January 31, 2005
File No. 1-03344

Dear Mr. Newberry:

We have received the staff’s comment letter dated April 18, 2005 on the Sara Lee Corporation 10-K filed on September 3, 2004, and the Form 10-Q filed January 31, 2005. By copy of this letter we are requesting until May 9, 2005 to respond to this letter. During the past week the Corporation’s financial accounting and reporting personnel have been involved in the quarterly close process, preparing a quarterly earnings release and preparing for an Audit Committee and Board of Directors meetings to be held this week. As such, the resources available to respond to your letter have been limited and we are unable to meet the 10-day response requested in your April 18, 2005 letter.

We appreciate your understanding in this matter and we will respond to your questions by the date indicated above. Should you have any questions regarding this matter do not hesitate to contact me directly at (312) 558-8626.

Sincerely,

/s/ Wayne R. Szypulski

Senior Vice President and Controller

(Principal Accounting Officer)